Exhibit 8.1
List of Subsidiaries

Name of the Company	Country of Incorporation
Sify Communications Limited (formerly known as Safescrypt Ltd.	India
IndiaWorld Communications Limited	India
Sify Networks Private Limited	India
Sify International Inc.	USA
Sify Americas Inc.	USA
Except Sify Communications Limited, all the above companies are 100% subsidiaries of Sify, i.e., Sify owns 100% of the stock and controls 100% of the voting power in those companies.
Sify owns and controls 74% of the stock and voting powers in Sify Communications Ltd.